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September 11, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long Joel Parker Howard Efron Robert Telewicz

Re:	Gaming & Hospitality Acquisition Corp. Draft Registration Statement on Form S-1 Submitted July 31, 2020 CIK No. 0001806156

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Gaming & Hospitality Acquisition Corp. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form S-1 submitted on a confidential basis on July 31, 2020 (CIK No. 0001806156) (the “Draft Registration Statement”), as set forth in the Staff’s letter dated August 26, 2020 addressed to Andrei Scrivens, Chief Financial Officer of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company. Unless otherwise indicated, page references in the Company’s response refer to the Draft Registration Statement.

Draft Registration Statement on Form S-1 Submitted July 31, 2020

Affinity Gaming Business, page 133

1.

We note your disclosure of Affinity Gaming’s revenues for the year ended December 31, 2019 as well as the two and three month periods ended February 29th and March 31st. Please tell us what consideration you gave to also disclosing expenses and net earnings for the periods presented. Additionally, please tell us why you have not provided comparative information for the year ended December 31st.

U.S. Securities and Exchange Commission

September 11, 2020

RESPONSE: The Company acknowledges the Staff’s comment. In light of the Company’s current intent to merge with Affinity Gaming concurrent with the completion of its initial business combination, the Company has included certain disclosures regarding Affinity Gaming in the Draft Registration Statement, including information about Affinity Gaming’s business and operations, properties, management team, risk factors relating to Affinity Gaming’s business and industry, and certain revenue information for Affinity Gaming. The Company has disclosed total revenues for Affinity Gaming for certain recent annual and interim periods to help prospective public investors compare the relative sizes of Affinity Gaming and the Company. The Company considered, but ultimately decided against, disclosing net earnings and expenses for Affinity Gaming as it would necessitate a very fulsome MD&A-like discussion of Affinity Gaming’s statements of operations data. Such a detailed discussion would be more appropriately included in the Company’s proxy statement for its initial business combination (assuming the Company decides to pursue a concurrent merger with Affinity Gaming), which proxy statement would include fulsome MD&A disclosures and historical financial statements for Affinity Gaming (among other sections).

Moreover, Affinity Gaming’s net earnings and expenses are not material to prospective investors in deciding whether to participate in the Company’s initial public offering (the “IPO”) – and in fact could be potentially misleading. Including detailed financial information and MD&A-like disclosures for Affinity Gaming in the Company’s IPO registration statement may give such investors the mistaken impression that a merger with Affinity Gaming is probable, or that this is effectively the IPO of Affinity Gaming, and not the Company – a special purpose acquisition company that has conducted no operations and has generated no revenues or net earnings. The Company has not entered into any letter of intent or definitive agreement with Affinity Gaming, nor has the Company agreed to valuation or other key terms and conditions or engaged in due diligence with respect to such a possible combination transaction. As a result, a merger between the Company and Affinity Gaming is not probable, and in fact, the Company cannot provide any assurance that such a merger with Affinity Gaming will occur at all. In addition, public investors in the Company’s IPO are investing only in the Company and not in Affinity Gaming. If the Company is unable to negotiate and successfully complete an initial business combination prior to the end of its 24-month term, the Company would be liquidated and its public stockholders would be entitled to receive their pro rata share of the amount held in the Company’s trust account – in that scenario, the Company’s public stockholders would have no claim on any of Affinity Gaming’s net earnings or assets.

U.S. Securities and Exchange Commission

September 11, 2020

In response to the last sentence of the Staff’s comment, the Company will add the following comparative Affinity Gaming revenue information and related disclosures in the “Affinity Gaming Business” section of its publicly filed registration statement on Form S-1 (new disclosures in bold and underlined font type):

“For the years ended December 31, 2018 and 2019, Affinity Gaming generated revenues of $342.8 million and $322.9 million, respectively, representing a decrease of 5.8%. A major contributor to the decline in revenues was the impact of extraordinary weather, including multiple flooding events, at Affinity Gaming’s Midwest properties in 2019. Record flooding from the Missouri River in spring 2019 led to the closure of Affinity Gaming’s St. Joseph, Missouri casino for one month and resulted in significant damage that required major renovations restricting operations for the remainder of 2019. In addition, record flooding from the Mississippi River in spring 2019 led to the closure of access routes to Affinity Gaming’s LaGrange, Missouri casino for almost half of the second quarter of 2019.”

*        *        *

We would be grateful if the Staff would provide any further comments to the Draft Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the Draft Registration Statement at any time, please do not hesitate to contact me at (312) 853-2071 or at mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz, Esq.

cc:	Andrei Scrivens – Gaming & Hospitality Acquisition Corp.

Vijay S. Sekhon – Sidley Austin LLP

Jonathan Ko – Paul Hastings LLP